UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42259

JBDI HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

34 Gul Crescent

Singapore 629538

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Completion of Acquisition of Glorian Capital Ltd.

As previously reported, on October 12, 2026, JBDI Holdings Limited (the “Company” or “Buyer”) entered into a share purchase agreement (the “SPA”) with the sellers listed in Annex I thereto (each a “Seller”, collectively the “Sellers”), and Glorian Capital Ltd, a company incorporated under the laws of the British Virgin Islands (the “Target Company”), pursuant to which the Company agreed to acquire 100% of the issued shares of the Target Company (50,000 shares of $1.00 par value each) for an aggregate consideration of $900,000,000.

The Target Company, through its wholly-owned operating subsidiary Flicknmix Ltd, a London-based technology company, develops and operates ZYMIX, an AI-native social networking and digital lifestyle platform. ZYMIX integrates real-time messaging, group and community interactions, content, event-related social features and local-service discovery within a unified user experience. Artificial intelligence is a core component of ZYMIX’s product and technology strategy, including its persistent AI assistant and the planned integration of AI across communication, content discovery and social interaction.

On November 4, 2026, the Company completed the acquisition of 100% of the Target Company from the Sellers pursuant to the SPA. The acquisition comprised all 50,000 issued shares of the Target Company (the “Shares”), representing 100% of its equity interests, which were transferred to the Company at Closing.

The aggregate purchase price for the Shares was $900,000,000, payable solely through the issuance and delivery at Closing of senior unsecured perpetual zero coupon convertible promissory notes (the “Notes”) pursuant to a note purchase agreement (the “NPA”) executed at Closing. No cash consideration was paid or payable by the Company. The Notes were issued to the Sellers in the following amounts and allocations: (i) $711,000,000 to Prospera Global Holdings Ltd (“Prospera”) for 39,500 Shares (79%); (ii) $180,000,000 to Ironwood Partners Holding Ltd (“Ironwood”) for 10,000 Shares (20%); and (iii) $9,000,000 to Arbor Forge Capital Ltd (“Arbor Forge”) for 500 Shares (1%). At Closing, applicable conditions were satisfied or waived, the required closing deliverables were exchanged, and the NPA and Notes were executed and delivered.

The Notes are direct, unsecured and unsubordinated obligations of the Company and rank pari passu with all present and future unsecured and unsubordinated obligations of the Company, except as obligations may be preferred by laws of general application. The Notes bear no ordinary interest, have no fixed maturity date, and are not subject to scheduled amortization, a sinking fund or mandatory redemption by reason only of the passage of time. The Notes may not be redeemed, repurchased or otherwise retired without the prior written consent of the applicable holder, except as required by applicable law or for other mandatory legal reasons. Upon a Fundamental Change, a holder may require redemption of all or any portion of its Note at 101% of the principal amount then being redeemed, subject to the terms of the Note.

Subject to the terms of the Notes, each holder may convert all or any portion of the outstanding principal amount of its Note into fully paid and non-assessable Ordinary Shares at a fixed conversion price of $1.00 per share. If the Proposed Dual-Class Share Structure becomes effective before conversion, the Notes will convert into Class A ordinary shares; otherwise, the Notes will convert into Ordinary Shares. The conversion price is subject to customary anti-dilution adjustments for stock dividends, stock splits, reverse stock splits and reclassifications. Conversion remains subject to the terms of the Notes, applicable Nasdaq issuance limitations and any required shareholder approval or applicable home country practice exemption.

Conversion of the Notes is subject to voting interest caps. The applicable Holder Voting Interest Cap is 31.60% for Prospera, 8.00% for Ironwood and 0.40% for Arbor Forge, in each case together with applicable affiliates and permitted transferees. In the aggregate, the Sellers are subject to an Aggregate Sellers’ Voting Interest Cap, 40%. A conversion may not be effected to the extent it would cause the applicable cap to be exceeded, and any excess principal amount remains outstanding and convertible in accordance with the Notes.

For so long as any portion of the Notes remains outstanding, the Company is required to maintain its Nasdaq listing, comply with applicable SEC and Nasdaq requirements, use commercially reasonable efforts to maintain its foreign private issuer status, reserve sufficient authorized but unissued Ordinary Shares for conversion of the Notes, make required Nasdaq filings and notifications, and promptly notify the holders of events that may materially affect the Notes. The SPA also provides Prospera, as the Principal Seller, with the right, for three years from the Closing Date, to nominate one individual for election to the Company’s board of directors, subject to applicable Nasdaq Rules, delivery of a Home Country Practice Letter and specified eligibility requirements. The Proposed Dual-Class Share Structure was approved by the Company’s shareholders on October 22, 2026 and was not a condition to Closing or issuance of the Notes.

The SPA’s indemnification provisions apply from and after Closing. Subject to specified limitations, the Sellers indemnify Buyer Indemnified Parties for breaches of Seller or Company representations and warranties and covenants, Pre-Closing Taxes, and certain pre-Closing liabilities, while Buyer indemnifies Seller Indemnified Parties for breaches of Buyer’s representations, warranties and covenants. Representations and warranties generally survive five years after Closing, Buyer’s non-fundamental representations and warranties survive 24 months, and fundamental representations and specified tax obligations survive through the applicable statute of limitations plus 60 days. An indemnification basket of $3,000,000 applies to certain claims, and aggregate liability for specified representation and warranty claims is capped at the Purchase Price, subject to exceptions including fraud, intentional misconduct and fundamental representations.

The foregoing description of the NPA and the Notes does not purport to be complete and is qualified in its entirety by reference to the NPA and the Notes, respectively, which are filed as Exhibits 10.1 and 4.1, respectively, to this Report and are incorporated herein by reference.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. These statements involve risks and uncertainties that could cause actual results to differ materially, including risks discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are based on information available as of the date hereof, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Financial Statements and Exhibits.

Exhibit No.	Description
4.1	Form of Convertible Promissory Note issued at Closing, filed herewith
10.1*	Note Purchase Agreement, dated November 4, 2026, by and among JBDI Holdings Limited and the Purchasers listed in Annex I thereto, filed herewith
10.2	Share Purchase Agreement, dated October 12, 2026, by and among JBDI Holdings Limited, the Sellers listed in Annex I thereto and Glorian Capital Ltd, incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K furnished on October 13, 2026

*	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Item 601(a)(5) or Item 601(b)(10) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JBDI HOLDINGS LIMITED

Date: November 4, 2026	By:	/s/ Lim Chwee Poh
	Name:	Lim Chwee Poh
	Title:	Executive Director and Principal Executive Officer